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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                          ---------------------------

                                  SCHEDULE TO
                            Tender Offer Statement
                      Under Section 14(d)(1) or 13(e)(1)
                    of the Securities Exchange Act of 1934

                          ---------------------------

                          Edgewater Technology, Inc.
         (Name of Subject Company (Issuer) and Filing Person (Offeror)

            -------------------------------------------------------

                    Common Stock, Par Value $0.01 Per Share
                        (Title of Class of Securities)

                          ---------------------------

                                  852389 10 5
                     (CUSIP Number of Class of Securities)

                          ---------------------------

                               Gordon Y. Allison
                  Executive Vice President - General Counsel
                          Edgewater Technology, Inc.
                             234 East Millsap Road
                            Fayetteville, AR 72703
                                (501) 973-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                    Communications on Behalf of the Bidder)

                          ---------------------------

                                  Copies to:
                                Brian J. Lynch
                              Cooley Godward llp
                              One Freedom Square
                              Reston Town Center
                              11951 Freedom Drive
                                (703) 456-8000

                          ---------------------------


                           CALCULATION OF FILING FEE
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Transaction Valuation                                                                                     Amount of Filing Fee*
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$                                                                                                                   $
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  *   Not required in connection with this filing which contains solely preliminary communications made before the commencement of a tender offer.

 [_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:   None                   Filing Party:  N/A
Form or Registration No.:  N/A                   Date Filed:    N/A

 [X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]  third-party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[_]  going-private transaction subject to Rule 13e-3.

[_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

Contacts:               Clete T. Brewer, Chairman and Chief Executive Officer
                        Terry C. Bellora, Chief Financial Officer
                        Edgewater Technology, Inc.
                        (501) 973-6084


Edgewater Technology, Inc. Announces Agreement to Sell its ClinForce Division
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and Announces Plan for a Tender Offer of $130 Million
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Fayetteville, Arkansas - December 15, 2000 - Edgewater Technology, Inc.
(NASDAQ: EDGW, www.edgewater.com, the "Company"), today announced that it has entered into an agreement to sell ClinForce, its clinical trials support services division, and that it plans to commence a fixed price issuer tender offer to return cash to stockholders in the next few weeks.

ClinForce Sale
--------------

The Company has executed a definitive agreement to sell ClinForce to Cross Country TravCorps for approximately $31.0 million in cash, subject to potential upward or downward post-closing adjustments (the "Sale Transaction"). Credit Suisse First Boston Corporation served as the financial advisor to the Company.

The closing of the Sale Transaction is conditioned upon the Company's receipt of stockholder approval and the satisfaction of other customary conditions to closing. The Company will hold a Special Stockholders' Meeting to approve the Sale Transaction. Proxy material for the Special Stockholders' Meeting will be distributed to stockholders following clearance of the Company's proxy material with the Securities and Exchange Commission and the establishment of a record date for the Special Stockholders' Meeting. Subject to the receipt of stockholder approval for the Sale Transaction, the Company anticipates that it would receive proceeds from the Sale Transaction during the first quarter of 2001.

Clete Brewer, Chairman and Chief Executive Officer of the Company, commented, "We are pleased with the ClinForce agreement, as we believe the price represents a fair value for the business and we believe that the Sale Transaction is in the best interests of our Company and our stockholders."

For the nine months ended September 30, 2000, ClinForce's revenues increased 0.8% to $20.6 million, gross profit increased 12.4% to $6.2 million and EBITDA increased 6.5% to $2.8 million compared to results for the nine months ended September 30, 1999. These results exclude the effect of charges related to unallocated corporate expenses. As part of the transaction, Cross Country TravCorps will assume all corporate expenses relating directly to ClinForce.

Tender Offer
------------

     The Company also announced that it plans to use $130 million, of its $145 million current cash balance, to repurchase its common stock through an issuer tender offer. The Company plans to commence a fixed price issuer tender offer through a disclosure document that will contain the detailed terms of its tender offer, including the price per share and number of shares subject to the tender offer in the next few weeks. It is currently anticipated that the tender offer would be completed prior to the consummation of the Sale Transaction.

     Mr. Brewer commented, "The sale of ClinForce and the announcement of the tender offer is evidence of our commitment to return value to our stockholders. With the announcement of the Sale Transaction, management and the Board of Directors determined to proceed with the return of capital to stockholders as expeditiously as possible instead of waiting for the stockholder vote which is required in connection with the Sale Transaction."

     Upon completion of the tender offer, the Company intends to use its remaining cash balance for general working capital purposes and for restructuring related disbursements. Proceeds from the Sale Transaction will be evaluated following the closing of the Sale Transaction and, depending upon market conditions, a portion of those proceeds may be used to repurchase shares of the Company's common stock under its previously announced stock repurchase program.

Company Information and Outlook
-------------------------------

     Mr. Brewer commented, "Once the issuer tender offer and the Sale Transaction are complete, which is expected to be in the first quarter of 2001, we will be able to focus all of our energies and resources on Edgewater Technology, our eSolutions division."

     Edgewater Technology is a national full-service provider of tailored Internet-centric solutions, which assists clients through proven methodologies, including eStrategy, eSolutions and Internet Outsourcing. Edgewater Technology has focused its efforts on the middle-market, comprised of companies (or divisions of companies) that have between $100 million and $1 billion in annual revenues. For the nine months ended September 30, 2000, Edgewater Technology posted revenues of $23.4 million, an increase of 58.0% over the same period in 1999. Gross profit was $12.2 million, or 52.1% of revenues, compared to $8.3 million in the prior year. EBITDA, excluding unallocated corporate overhead, was $4.4 million, or 18.8% of revenues, compared to $1.0 million in 1999.

     The Company anticipates that Edgewater Technology will conclude the fiscal year 2000 with revenues of approximately $31 million with gross margin in the 50% range and with EBITDA margins in the mid-teen range before unallocated corporate expenses. It is expected that Edgewater's 2001 revenue growth will be at or above 30% and that the related EBITDA margin will be in the low double digits as Edgewater Technology continues on its growth plan and as it picks up the costs of being a stand-alone public company.

Find more information at www.edgewater.com.

                                   ----------

The contemplated tender offer that is referred to in this announcement has not yet commenced. Once the tender offer commences, Edgewater will file a tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) with the Securities and Exchange Commission. Edgewater stockholders are strongly encouraged to read the tender offer statement when it becomes available because it will contain important information about the offer. The tender offer statement and other filed documents will be available for no charge on the SEC's website at http://www.sec.gov and will also be made available without charge to all stockholders of the Company by contacting the information agent for the offer as designated in the tender offer documents disseminated to the Company's stockholders.

This Press Release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements made with respect to the amount of proceeds from the ClinForce sale and the commencement of and the potential terms of the proposed self-tender offer.
Words such as "plan," "will," "anticipate," "intend," "increasing," "pursue," "provide," "begin," "should," "would," "focus," "believe," "expect," "continue," and "plan," or the negative thereof or variations thereon and similar expressions are intended to identify forward-looking statements. These forward-looking statements inherently involve certain risks and uncertainties, although they are based on our current plans or assessments that are believed to be reasonable as of the date of this Press Release. Factors that may cause actual results, goals, targets or objectives to differ materially from those contemplated, projected, forecast, estimated, anticipated, planned or budgeted in such forward-looking statements include, among others, the following possibilities: (i) an inability to satisfy all of the conditions to or otherwise complete the Sale Transaction; (ii) an inability to launch or complete the proposed tender offer/stock repurchases (including a determination by the Company not to pursue such tender offer/stock repurchases or to change the amount of such tender offer/stock repurchases); (iii) the inability of Edgewater Technology, the Company's eSolutions division to achieve fiscal year 2000 revenues of $31 million, gross margins in the 50% range and EBITDA margins in the mid-teen range; (iv) the inability of Edgewater Technology, the Company's eSolutions division, to achieve 30% or higher revenue growth in fiscal 2001 and related EBITDA margins in the low double digits in fiscal 2001; (v) changes in the Company's stock price; (vi) changes in the Company's operating results;
(vii) changes in the estimated or projected capital requirements or competitive and strategic positioning and growth goals of the Edgewater eSolutions consultancy; (viii) inability to repurchase common stock on terms acceptable to the Company; (ix) changes in industry trends, such as changes in the demand for or supply of clinical trials support services, whether on a temporary or permanent placement basis, or eSolutions services; (x) adverse developments involving debt, equity, currency or technology market conditions; (xi) adverse results in litigation matters; (xii) failure to obtain new customers or retain significant existing customers; (xiii) loss of key executives; and/or (xiv) changes in general economic and business conditions. Actual events or results may differ materially from those discussed, contemplated, forecasted, estimated, anticipated, planned or implied in the forward-looking statements as a result of the
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various factors described above and those further set forth under the headings
"Management Discussion and Analysis - Special Note Regarding Forward Looking Statements" in the Company's Quarterly Report on Form 10-Q filed with the Securities & Exchange Commission on November 14, 2000 and under the heading "Business- Factors Affecting Finances, Business Prospects and Stock Volatility" in the Company's Form 10-K filed with the Securities and Exchange Commission on March 20, 2000.

                                     -END-